

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 11, 2008

Kenneth W. Lowe
Chief Executive Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **Scripps Networks Interactive**
> **Registration Statement on Form 10**
> **Filed March 26, 2008**
> **File No. 001-34004**

Dear Mr. Lowe:

We have completed our review of your registration statement on Form 10 and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Eric Geppert, Esq.
By facsimile, 513-929-0303